Exhibit 4.1
DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Clarivate Plc (“Clarivate,” the “Company,” “our,” “us” and “we”) is a Jersey, Channel Islands public company with limited liability. Its affairs are governed by the articles of association and the Jersey Companies Law. Clarivate’s register of members is kept by Vistra (Jersey) Limited at 4th Floor, St. Paul’s Gate, 22-24 New Street, St. Helier, Jersey JE1 4TR. Our registered office is 4th Floor, St. Paul’s Gate, 22-24 New Street, St. Helier, Jersey JE1 4TR. Our secretary is Jaspal Chahal of 70 St. Mary Axe, London, EC3A 8BE, UK.
Our authorized share capital is an unlimited number of no par value shares of any class. As of January 31, 2022, there were 683,151,263 ordinary shares issued and outstanding, and 14,375,000 preferred shares issued and outstanding.
Our ordinary shares and preferred shares are listed on the New York Stock Exchange (the “NYSE”) and are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Description of Ordinary Shares
General
All of the issued and outstanding ordinary shares of Clarivate are fully paid and non-assessable. Certificates representing the outstanding ordinary shares of Clarivate are generally not issued (unless required to be issued pursuant to the articles of association) and legal title to the issued shares is recorded in registered form in the register of members. Holders of ordinary shares of Clarivate have no pre-emptive, subscription, redemption or conversion rights.
The board of directors may provide for other classes of shares, including series of preferred shares, out of the authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares will have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by the board of directors. When any preferred shares are issued, the rights, preferences and privileges of holders of ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares.
Dividends
The holders of ordinary shares are entitled to such dividends as may be declared by the board of directors of Clarivate, subject to the Jersey Companies Law and the articles of association. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of Clarivate lawfully available for such purpose, subject to any preference of any outstanding preferred shares. Dividends and other distributions that are declared will be distributed among the holders of ordinary shares on a pro rata basis.
Voting rights
Each ordinary share entitles the holder to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by way of poll.
A quorum required for a meeting of shareholders requires the presence in person or by proxy of persons holding in aggregate not less than a simple majority of all voting share capital in issue (provided that the minimum quorum for any meeting shall be two shareholders entitled to vote).
A special resolution is required for important matters such as an alteration of capital, removal of director, merger or consolidation of Clarivate, change of name or making changes to the articles of association or the voluntary winding up of Clarivate.
An ordinary resolution of the shareholders requires the affirmative vote of a simple majority of the votes cast at a quorate general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a quorate general meeting or, in each case, a resolution in writing executed by holders of the number of ordinary shares that would be required to pass the resolution at a meeting at which all the holders were present and voting.

Variation of rights
The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the sanction of a special resolution passed at a general meeting or by the written consent of the holders of two-thirds of the shares of that class or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.
Transfer of ordinary shares
Any shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form prescribed by the NYSE, as the designated stock exchange under the articles of association, or as otherwise approved by the board of directors.
In addition, the articles of association prohibit the transfer of shares of Clarivate in breach of the rules or regulations of the NYSE or any relevant securities laws (including the Exchange Act).
Liquidation
On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares of Clarivate shall be distributed among the holders of the ordinary shares of Clarivate on a pro rata basis.
Directors
Appointment and removal
The management of Clarivate is vested in its board of directors. The articles of association provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by the board of directors or by shareholders in a general meeting. So long as shares of Clarivate are listed on the NYSE, the board of directors of Clarivate shall include such number of  “independent directors” as the relevant rules applicable to the listing of such shares on the NYSE require.
Beginning with the 2022 general meeting of Clarivate, each director nominee will stand for election to a term expiring at the following general meeting of Clarivate or until his or her successor is duly elected and qualified.
The directors of Clarivate shall ensure that any individual nominated pursuant to the articles of association and the Director Nomination Agreement between Clarivate and Andrew M. Snyder (the “Director Nomination Agreement”) shall be nominated for election as a director at the next general meeting of Clarivate. In respect of any position on the board of directors that is not entitled to be nominated pursuant to the articles of association or the Director Nomination Agreement, the directors shall have the right to nominate an individual for election as a director at the next general meeting of Clarivate. In both cases, such individual shall be appointed if approved by ordinary resolution at such general meeting. If a vacancy arises on the board of directors, the directors may fill such vacancy in accordance with the terms of the articles of association, the Director Nomination Agreement, applicable law and the listing rules of the NYSE.
A director may be removed from office by the holders of ordinary shares by special resolution. In addition, a director may be removed from office by the board of directors by resolution.
The appointment and removal of directors is subject to the applicable rules of the NYSE and to the provisions of the Director Nomination Agreement and the Shareholders’ Agreement.
The detailed procedures for the nomination of persons proposed to be elected as directors at any general meeting of Clarivate are set out in the articles of association.
Indemnification of directors and officers
To the fullest extent permitted by law, the articles of association provide that the directors and officers of Clarivate shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s actual fraud or willful default.

Description of Preferred Shares
As of January 31, 2022, there were 14,375,000 5.25% Series A Mandatory Convertible Preferred Shares, no par value, and liquidation preference $100.00 per share (the “mandatory convertible preferred shares”) issued and outstanding. All outstanding mandatory convertible preferred shares are validly issued, fully paid and non-assessable.
In connection with the issuance of the mandatory convertible preferred shares, we adopted a Statement of Rights (the “Statement of Rights”) to establish the preferences, limitations and relative rights of the mandatory convertible preferred shares. Below we have summarized certain terms and provisions of the Statement of Rights. The summary is not complete. The Statement of Rights has been incorporated by reference as an exhibit to the Annual Report on Form 10-K to which this exhibit is a part. You should read the Statement of Rights for the provisions which may be important to you.
Conversion Rights
The mandatory convertible preferred shares are initially convertible into an aggregate of up to 55,289,125 ordinary shares, in each case subject to anti-dilution, make-whole and other adjustments, as described in the Statement of Rights governing the mandatory convertible preferred shares. Unless converted earlier in accordance with the terms of the Statement of Rights governing the mandatory convertible preferred shares, each mandatory convertible preferred share will convert automatically on the mandatory conversion date, which is expected to be June 1, 2024, into between 3.2052 and 3.8462 ordinary shares, subject to anti-dilution and other adjustments. The number of ordinary shares issuable upon conversion will be determined based on the average volume weighted average price per ordinary share over the 30 consecutive trading day period beginning on, and including, the 31st scheduled trading day immediately prior to June 1, 2024.
Dividends
Dividends on the mandatory convertible preferred shares will be payable on a cumulative basis when, as and if declared by our board of directors, or an authorized committee thereof, at an annual rate of 5.25% of the liquidation preference of $100.00 per mandatory convertible preferred share, and may be paid in cash or, subject to certain limitations, in ordinary shares, or in any combination of cash and ordinary shares. If declared, dividends on the mandatory convertible preferred shares will be payable quarterly on March 1, June 1, September 1 and December 1 of each year, commencing on September 1, 2021 and ending on, and including, June 1, 2024.
Ranking
Our ordinary shares rank junior to our mandatory convertible preferred shares with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding up of our affairs. Subject to certain exceptions, so long as any of our mandatory convertible preferred shares remain outstanding, no dividend or distributions will be declared or paid on our ordinary shares or any other class or series of share capital ranking junior to the mandatory convertible preferred shares, and no ordinary shares or any other class or series of stock ranking junior or on parity with the mandatory convertible preferred shares shall be, directly or indirectly, purchased, redeemed, or otherwise acquired for consideration by us or any of our subsidiaries unless all accumulated and unpaid dividends for all preceding dividend periods have been declared and paid upon, or a sufficient sum of cash or number of ordinary shares have been set aside for the payment of such dividends upon, all outstanding mandatory convertible preferred shares.
Liquidation Rights
 In addition, upon our voluntary or involuntary liquidation, winding-up or dissolution, each holder of mandatory convertible preferred shares will be entitled to receive a liquidation preference in the amount of $100.00 per mandatory convertible preferred share, plus an amount equal to accumulated and unpaid dividends on such shares, whether or not declared, to, but excluding, the date fixed for liquidation, winding-up or dissolution, to be paid out of our assets legally available for distribution to our shareholders after satisfaction of liabilities to our creditors and holders of our share capital ranking senior to the mandatory convertible preferred shares as to distribution rights upon our liquidation, winding-up or dissolution, and before any payment or distribution is made to holders of any class or series of our share capital ranking junior to the mandatory convertible preferred shares as to distribution rights upon our liquidation, winding-up or dissolution, including, without limitation, our ordinary shares.
Voting Rights; Shareholder Meetings; Election and Removal of Directors
The holders of the mandatory convertible preferred shares do not have voting rights except as described below and as specifically required by Jersey law from time to time.

Whenever dividends on any mandatory convertible preferred shares have not been declared and paid for the equivalent of six or more dividend periods, whether or not for consecutive dividend periods (a “nonpayment”), the authorized number of directors on our board of directors will, at the next annual meeting of shareholders or at a special meeting of shareholders as provided below, automatically be increased by two and the holders of record of the mandatory convertible preferred shares, voting together as a single class with holders of record of any and all other series of voting preferred shares (as defined below) then outstanding, will be entitled, at our next annual or at a special meeting of shareholders, to vote for the election of a total of two additional members of our board of directors (“preferred share directors”); provided that the election of any such directors will not cause us to violate the corporate governance requirements of the New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors; and provided further that our board of directors shall, at no time, include more than two preferred share directors.
In the event of a nonpayment, the holders of at least 25% of the mandatory convertible preferred shares and any other series of voting preferred shares may request that a special meeting of shareholders be called to elect such preferred share directors (provided that, to the extent permitted by our amended and restated memorandum and article of association, if our next annual or a special meeting of shareholders is scheduled to be held within 90 days of the receipt of such request, the election of such preferred share directors will be included in the agenda for and will be held at such scheduled annual or special meeting of shareholders). The preferred share directors will stand for reelection annually, at each subsequent annual meeting of the shareholders, so long as the holders of the mandatory convertible preferred shares continue to have such voting rights.
At any meeting at which the holders of the mandatory convertible preferred shares are entitled to elect preferred share directors, the holders of a majority of the then outstanding mandatory convertible preferred shares and all other series of voting preferred shares, present in person or represented by proxy, will constitute a quorum and the vote of the holders of a majority of such mandatory convertible preferred shares and other voting preferred shares so present or represented by proxy at any such meeting at which there shall be a quorum shall be sufficient to elect the preferred share directors.
As used herein, “voting preferred shares” means any class or series of our share capital, in addition to and established after the initial issuance of the mandatory convertible preferred shares, ranking on parity with the mandatory convertible preferred shares as to dividends and distribution rights upon our liquidation, winding up or dissolution and upon which like voting rights for the election of directors have been conferred and are exercisable. Whether a plurality, majority or other portion in voting power of the mandatory convertible preferred shares and any other voting preferred shares have been voted in favor of any matter shall be determined by reference to the respective liquidation preference amounts of the mandatory convertible preferred shares and such other voting preferred shares voted.
If and when all accumulated and unpaid dividends have been paid in full (a “nonpayment remedy”), the holders of the mandatory convertible preferred shares shall immediately and, without any further action by us, be divested of the foregoing voting rights, subject to the revesting of such rights in the event of each subsequent nonpayment. If such voting rights for the holders of the mandatory convertible preferred shares and all other holders of voting preferred shares have terminated, the term of office of each preferred share director so elected will terminate at such time and the authorized number of directors on our board of directors shall automatically decrease by two.
Any preferred share director may be removed at any time, with or without cause by the holders of record of a majority in voting power of the outstanding mandatory convertible preferred shares and any other series of voting preferred shares then outstanding (voting together as a class) when they have the voting rights described above. In the event that a nonpayment shall have occurred and there shall not have been a nonpayment remedy, any vacancy in the office of a preferred share director (other than prior to the initial election after a nonpayment) may be filled by the written consent of the preferred share director remaining in office, except in the event that such vacancy is created as a result of such preferred share director being removed or if no preferred share director remains in office, such vacancy may be filled by a vote of the holders of record of a majority in voting power of the outstanding mandatory convertible preferred shares and any other series of voting preferred shares then outstanding (voting together as a single class) when they have the voting rights described above; provided that the election of any such preferred share directors will not cause us to violate the corporate governance requirements of the New York Stock Exchange (or any other exchange or automated quotation system on which our securities may be listed or quoted) that requires listed or quoted companies to have a majority of independent directors. The preferred share directors will each be entitled to one vote per director on any matter that comes before our board of directors for a vote.
The mandatory convertible preferred shares have certain other voting rights with respect to certain amendments to our amended and rested memorandum and articles of association or the Statement of Rights establishing the terms of the mandatory convertible preferred shares or certain other transactions as described in such certificate of designations.

Listing
Our mandatory convertible preferred shares are listed on the New York Stock Exchange under the symbol “CLVT PR A.”
Transfer Agent and Registrar
The transfer agent, registrar, conversion agent and dividend disbursing agent for the mandatory convertible preferred shares is Continental Stock Transfer & Trust Company. The transfer agent, registrar, conversion agent and dividend disbursing agent’s address is 1 State Street, New York, NY 10004.
Other Jersey, Channel Islands Law Considerations
Purchase of Clarivate’s Own Ordinary Shares
As with declaring a dividend, Clarivate may not buy back or redeem its shares unless its directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed, Clarivate will be able to discharge its liabilities as they fall due and, having regard to prescribed factors, Clarivate will be able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed (or until Clarivate is dissolved on a solvent basis, if earlier).
If the above conditions are met, Clarivate may purchase its ordinary shares in the manner described below.
Subject to the Jersey Companies Law, Clarivate may purchase on a stock exchange its own fully paid ordinary shares pursuant to a special resolution of its shareholders which shall specify the maximum number of shares to be purchased; the maximum and minimum prices which may be paid; and a date, not being later than 5 years after the passing of the resolution, on which the authority to purchase is to expire.
Subject to the Jersey Companies Law, Clarivate may purchase its own fully paid ordinary shares other than on a stock exchange pursuant to a special resolution of its shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved in advance by an ordinary resolution of its shareholders. The shareholder from whom Clarivate proposes to purchase or redeem ordinary shares is not entitled to vote in respect of the ordinary shares to be purchased.
Clarivate may fund a redemption or purchase of its own ordinary shares from any source. It cannot purchase its ordinary shares if, as a result of such purchase, only redeemable ordinary shares would remain in issue.
If authorized by a resolution of its shareholders, any shares that Clarivate redeems or purchases may be held by it as treasury shares. Any shares held by Clarivate as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by Clarivate are cancelled where Clarivate has not been authorized to hold such shares as treasury shares.
Mandatory Purchases and Acquisitions
The Jersey Companies Law provides that where a person has made an offer to acquire a class or all of Clarivate’s outstanding ordinary shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding ordinary shares, that person is then entitled (and may be required) to acquire the remaining ordinary shares. In such circumstances, a holder of any such remaining ordinary shares may apply to the courts of Jersey for an order that the person making such offer not be entitled to purchase the holder’s ordinary shares or that the person purchase the holder’s ordinary shares on terms different to those under which the person made such offer.
Other than as described below under “ — UK City Code on Takeovers and Mergers,” Clarivate is not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of Clarivate’s remaining ordinary shares on the same terms as such shareholder’s prior purchase.
Compromises and Arrangements
Where Clarivate and its creditors or shareholders or a class of either of them propose a compromise or arrangement between Clarivate and its creditors or its shareholders or a class of either of them (as applicable), the courts of Jersey may order a meeting of the creditors or class of creditors or of Clarivate’s shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number present and voting at the meeting representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon Clarivate and all the creditors, shareholders or members of the specific class of either of them (as applicable).
Whether the capital of Clarivate is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.
UK City Code on Takeovers and Mergers
The UK City Code on Takeovers and Mergers (the “Takeover Code”) applies, among other things, (i) to an offer for a public company whose registered office is in the Channel Islands and whose securities are admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man, or (ii) if the company is a public company and is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”), to have its place of central management and control in the United Kingdom or the Channel Islands or the Isle of Man (in each case, a “Code Company”). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether Clarivate has its place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking at various factors, including the structure of Clarivate’s board of directors, the functions of the directors, and where they are resident.
If at the time of a takeover offer, the Takeover Panel determines that the residency test is satisfied and Clarivate has its place of central management and control in the United Kingdom, it would be subject to a number of rules and restrictions, including but not limited to the following: (i) Clarivate’s ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) Clarivate might not, without the approval of its shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) Clarivate would be obliged to provide equality of information to all bona fide competing bidders. The Takeover Code also contains certain rules in respect of mandatory offers for Code Companies. Under Rule 9 of the Takeover Code, if a person: acquires an interest in shares of a Code Company that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of the Code Company; or
•who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Code Company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer (or provide a cash alternative) for the Code Company’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.
Clarivate believes that the Takeover Code applies to it at this time. However, it is possible in the future that changes in the board’s composition, changes in the Takeover Panel’s interpretation of the Takeover Code or other events may cause the Takeover Code to not apply to Clarivate.